

07000631

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Brown Trail
(No. and Street)

Bedford (City) Texas (State) 76022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary E. Mayer 817-280-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 W. Interstate 20 (Address) Arlington, (City) Texas (State) 76017 (Zip Code)


RECEIVED
FEB 2 0 2007
156

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary E. Mayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Choice Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operational Principal
Title


SANDRA MORAN
Notary Public, State of Texas
My Commission Expires
August 09, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. as of December 31, 2006, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 5, 2007

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 (NOTE 1)

ASSETS

CURRENT ASSETS:		
Cash (Note 4)	$	98,958
Clearing deposits		15,460
Receivable from dealers		41,791
Total current assets		156,209
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	156,209

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	37,415
Total current liabilities		37,415
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Retained earnings		110,794
Total stockholders' equity		118,794
Total Liabilities and Stockholders' Equity	$	156,209

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006 (NOTE 1)

REVENUES:	
Commissions income	$ 1,521,163
Fees received	99,912
Interest income	2,208
Total revenue	1,623,283
EXPENSES:	
Commissions	1,169,668
Salaries	149,531
Regulatory fees	43,299
Overhead reimbursement (Note 5)	198,090
Insurance	2,142
General and administrative	46,351
Total expenses	1,609,081
NET INCOME (Loss)	$ 14,202

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Retained Earnings
	Shares	Amount	(Deficit)
BALANCE, December 31, 2005	800	$ 8,000	$ 109,192
Net Income (Loss)	-	-	14,202
Dividends	-	-	(12,600)
BALANCE, December 31, 2006	800	$ 8,000	$ 110,794

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Liabilities subordinated to claims of general creditors as of December 31, 2005	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2006	$ 0

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (Loss)	$ 14,202
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in receivable from dealers	17,423
(Decrease) in accounts payable	(49,136)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(17,511)
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in clearing deposits	(398)
Payment of dividends	(12,600)
NET CASH (USED) FROM INVESTING ACTIVITIES	(12,998)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,509)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	129,467
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 98,958

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) changed its name on March 27, 1997. The name was changed shortly after the Company was purchased by the current shareholder. The Company was previously named PB&T Financial Services, Inc. The current owner purchased PB & T Financial Services, Inc. assuming no accounts or liabilities of the previous owners.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

During 2004, the property and equipment was sold to an entity owned by the sole shareholder of World Choice Securities.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Legent Clearing Corporation and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2006, the Company has net capital of $116,593, which is in excess of its required net capital.

(4) CONCENTRATION OF CREDIT RISK:

The Company maintains a bank account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this bank exceeded federally insured limits.

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
(CONTINUED)

(5) RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Choice Securities Plus, Inc., an affiliated company, owned 100% by the sole-shareholder. This agreement makes available certain facilities and provides for performance of certain services for the Company. During 2006, the Company paid $198,090 in consideration for these services and facilities. Below is the affiliated company's balance sheet as of December 31, 2006:

Cash	$ 94,404
Prepaid expenses	114
Property & Equipment (net)	173,499
Deposits	90
Total Assets	$ 268,107
Current Liabilities	$ 17,797
Long-Term Liabilities	212,035
Capital	38,275
Total Liabilities & Capital	$ 268,107

(6) FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(7) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2006, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 114,418	$ 114,418	$ 0
Receivable from dealers	41,791	38,346	3,445
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	37,415	33,958	-3,457
Stockholder's equity	118,794	118,806	12
			$ 0

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Supplementary Information Required by SEC Rule 17A-5

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2006 and have issued our report thereon dated February 5, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 5, 2007

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 118,794
DEDUCTIONS	(2,201)
NET CAPITAL BEFORE HAIRCUTS	116,593
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 116,593

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 36,793
TOTAL AGGREGATE INDEBTEDNESS	$ 36,793

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	2,453
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000

Ratio:
Aggregate Indebtedness to Net Capital .32 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2006)

Net Capital as Reported in Company's Part II Focus Report	$ 116,605
Adjustments	(12)
Net Capital Per Above	$ 116,593

WORLD CHOICE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2006

SCHEDULE II

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2006, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

WORLD CHOICE SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE III

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2006, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 5, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

2170 West Interstate 20 • Arlington, Texas 76017 817-274-1700 • FAX 817-261-0119

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of World Choice Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osick & Company

February 5, 2007

END